UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707– 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The Board of Directors of Husky Energy Inc. (“Husky”) approved an amendment to Husky’s Incentive Stock Option Plan (the “Option Plan”). The amended Option Plan is attached hereto as Exhibit “A.” The Option Plan as adopted has been made available to the individual plan participants.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis

JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: June 10, 2019		GENERAL COUNSEL & SECRETARY

Exhibit A

HUSKY ENERGY INC.

INCENTIVE STOCK OPTION PLAN

November 16, 2018

HUSKY ENERGY INC.

INCENTIVE STOCK OPTION PLAN

Section 1 – PURPOSE OF THE PLAN		1

1.1	Purpose	1

Section 2 – DEFINITIONS AND INTERPRETATION		1

2.1	Definitions	1
2.2	Interpretation	3

Section 3 – GENERAL PROVISIONS OF THE PLAN		3

3.1	Administration	3
3.2	Shares Reserved	4
3.3	Eligibility	4
3.4	Non-Exclusivity	4
3.5	Amendment of Plan and Options	4
3.6	Compliance with Laws and Stock Exchange Rules	6

Section 4 – GRANT OF OPTIONS		6

4.1	Option Agreement	6
4.2	Exercise Price	6
4.3	Time of Exercise	6
4.4	Expiry Date	6
4.5	Early Expiry	7
4.6	Non-Assignable	8
4.7	No Rights as Shareholder or to Remain an Eligible Person	8
4.8	Adjustments to Common Shares	8

Section 5 – EXERCISE OF OPTIONS		9

5.1	Manner of Exercise	9
5.2	Surrender of Stock Options in Lieu of Exercise	9
5.3	Delivery of Share Certificate	10

Section 6 – MISCELLANEOUS		10

6.1	Conflict	10
6.2	Entire Agreement	10

Schedule A – OPTION AGREEMENT

SECTION 1 – PURPOSE OF THE PLAN

1.1	Purpose

The purpose of the Incentive Stock Option Plan is to enable the Company in appropriate circumstances to offer ownership interests in the Company through stock options in order to assist the Company and its Subsidiaries to attract and retain officers and employees of outstanding ability, competence and potential.

SECTION 2 – DEFINITIONS AND INTERPRETATION

2.1	Definitions

For the purposes of this Plan, the following terms will have the following meanings:

(a)	“Black Out Expiry Date” has the meaning set out in Subsection 4.4(b);

(b)

“Black Out Period” means the period during which trading in Common Shares by certain persons is restricted pursuant to the Company’s Corporate Communications, Disclosure and Insider Trading/Reporting Policy;

(c)	“Board” means the Board of Directors of the Company;

(d)	“Change of Control” means:

(i)

the acquisition by any person or company, or any persons or companies which, together with all other voting securities of the Company, acting jointly or in concert (as determined in accordance with the Securities Act (Alberta)), whether directly or indirectly, of voting securities of the Company which constitute, in the aggregate, more than 30% of all outstanding voting securities of the Company;

(ii)

an amalgamation, arrangement or other form of business combination of the Company with another company which results in the holders of voting securities of that other company holding, in the aggregate, 30% or more of all outstanding voting securities of the Company (including a merged or successor company) resulting from the business combination;

(iii)	the sale, lease or exchange of all or substantially all of the property of the Company, other than in the ordinary course of business of the Company or to a Subsidiary, to another person or company;

Provided that any event or transaction contemplated in paragraph (i) or (ii) shall not constitute a Change in Control for purposes of this Plan if following same 30% or more of the voting securities of the Company are or remain held directly or indirectly by:

(iv)	any member of the immediate family of Mr. Li Ka Shing or Mr. Victor T.K. Li;

(v)	CK Hutchison Holdings Limited;

(vi)

any company or other person controlled directly or indirectly in any manner whatever whether through the ownership of voting securities or otherwise in fact by a person referred to in paragraph (iv) or (v);

(vii)	any trust or estate in which a person referred to in paragraph (iv), (v) or (vi) is beneficially interested, or;

(viii)	any combination of persons, trusts or estates referred to any of paragraphs (iv) to (vii) inclusive.

(e)	“Common Shares” means common shares of the Company;

(f)	“Company” means Husky Energy Inc. and any successor company thereto;

(g)	“Eligible Person” means any officer or employee of the Company or any Subsidiary;

(h)	“Exercise Price” means the price per Common Share at which Common Shares may be subscribed for by an Optionholder pursuant to a particular Option Agreement;

(i)	“Expiry Date” means the date on which an Option expires pursuant to the Option Agreement relating to that Option unless extended to the Black Out Expiry Date;

(j)	“Grant Date” means the date on which an Option is granted as set out in the Option Agreement relating to that Option;

(k)	“Insider” means those insiders who are “reporting insiders” as defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions;

(l)	“LTI Plan Retirement Eligible” means the Eligible Person is one of the following:

(i)	is age 65 or older; or

(ii)

is age 55 to 64 and both the Chief Executive Officer and the Senior Vice President, Human & Corporate Resources of the Company have approved, on an exceptions basis, prior to the date of discontinuance of employment, the Eligible Person’s discontinuance of employment with the Company as a retirement for purposes of the Plan;

(m)	“New Options” has the meaning set out in Section 4.5(b)(iii)(B);

(n)	“Option” means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

(o)

“Option Agreement” means an agreement, substantially in the form of the agreement set out in Schedule A to this Plan, between the Company and an Eligible Person setting out the terms of an Option granted to the Eligible Person;

(p)	“Optioned Shares” means the Common Shares that may be subscribed for by an Optionholder pursuant to a particular Option Agreement;

(q)	“Optionholder” means an Eligible Person to whom an Option has been granted;

(r)	“Plan” means this Incentive Stock Option Plan of the Company, as amended from time to time;

(s)	“Settlement Amount” has the meaning set out in Section 5.2;

(t)	“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise;

(u)	“Subsidiary” means any company that is a subsidiary of the Company as defined in the Securities Act (Alberta);

(v)	“Surrender Date” has the meaning set out in Section 5.2: and

(w)	“Vesting Date” means, the date upon which Optioned Shares shall vest in accordance with the terms of the Plan and an Eligible Person’s Option Agreement.

2.2	Interpretation

(a)	Time shall be of the essence of this Plan.

(b)	Words denoting the singular number include the plural and vice versa and words denoting the masculine include the feminine.

(c)	This Plan and all matters to which reference is made herein will be governed by and interpreted in accordance with the laws of Alberta and the laws of Canada applicable therein.

SECTION 3 – GENERAL PROVISIONS OF THE PLAN

3.1	Administration

(a)	Unless otherwise directed by the Board, the Compensation Committee of the Board of the Company will:

(i)	administer the Plan;

(ii)

interpret the Plan and determine all questions arising out of the Plan and any option granted pursuant to the Plan, which interpretations will be conclusive and binding on the Company and all other affected persons unless otherwise determined by the Board;

(iii)	prescribe the form of Option Agreement with respect to a particular award of Options, if other than as set out in Schedule A to this Plan;

(iv)	determine and award any Options;

(v)

in formulating recommendations under paragraph (iv), above, seek and consider the advice and recommendations of the CEO with respect to all awards of Options other than awards of Options for the CEO; and

(vi)

cause the Company to maintain records in respect of all administrative records under the Plan and the Company will be responsible for all costs of administration of the Plan, including the fees of all advisors or consultants retained by the Compensation Committee in its sole discretion to assist in the performance of its duties under the Plan.

(b)	Chief Executive Officer

The CEO will be authorized to sign Option Agreements in respect of all Options the award of which is approved under paragraph (a) except for any Option Agreement with the CEO which will be signed by an authorized member of the Board.

3.2	Shares Reserved

(a)

The maximum number of Common Shares that may be reserved for issuance pursuant to Options granted under the Plan shall be 93,700,000 or such additional amount as may be approved from time to time by the shareholders of the Company.

(b)

The number of Common Shares issuable to any one Eligible Person under the Plan, together with all of the Company’s other previously established or proposed Share Compensation Arrangements, shall not exceed 1% of the total number of issued and outstanding Common Shares on a non-diluted basis. The number of Common Shares which may be reserved for issue pursuant to Options granted to Insiders under the Plan, together with all of the Company’s other previously established or proposed Share Compensation Arrangements, in aggregate, shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis. The number of Common Shares which may be issued under the Plan, together with all of the Company’s other previously established or proposed Share Compensation Arrangements, within a one-year period:

(i)	to Insiders in aggregate, shall not exceed 10% of the outstanding issue; and

(ii)	to any one Optionholder who is an Insider, shall not exceed 1% of the outstanding issue.

For purposes of this section, Common Shares issued pursuant to an entitlement granted prior to the Optionholder becoming an Insider may be excluded in determining the number of Common Shares issuable to Insiders. For the purposes of subsections (i) and (ii) above, “outstanding issue” is determined on the basis of the number of Common Shares that are outstanding immediately prior to the share issuance in question, excluding Common Shares issued pursuant to Share Compensation Arrangements over the preceding one-year period.

(c)

Any Common Shares subject to an Option that expires or terminates without having been fully exercised will be included back in the allotment available for future awards. No fractional Common Shares may be issued under the Plan.

3.3	Eligibility

Options may be granted under this Plan to any Eligible Person, subject to the limitations set forth in Section 3.2(b).

3.4	Non-Exclusivity

Nothing contained in this Plan will prevent the Board from adopting other or additional Share Compensation Arrangements, subject to obtaining any required regulatory or shareholder approvals.

3.5	Amendment of Plan and Options

(a)

Subject to Subsection 3.5(b) and 3.5(c), the Board may at any time or from time to time, in its sole and absolute discretion and without the approval of the shareholders of the Company, amend, suspend, terminate or discontinue the Plan and may amend the terms and conditions of Options granted pursuant to the Plan, subject to any required approval of any regulatory authority or stock exchange, including without limiting the generality of the foregoing, where the amendment:

(i)	is for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(ii)	is necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed;

(iii)	is an amendment to the Plan respecting administration and eligibility for participation under the Plan;

(iv)	changes the terms and conditions on which Options may be granted pursuant to the Plan including the provisions relating to Exercise Price, vesting provisions and Expiry Date;

(v)	is to alter, extend or accelerate the terms and conditions of vesting applicable to any Option;

(vi)	is to accelerate the Expiry Date of any Option;

(vii)	is to determine the adjustment provisions pursuant to Section 4.8 hereof;

(viii)	amends the definitions contained within the Plan;

(ix)	amends or modifies the mechanics of exercise of Options;

(x)	changes the termination provisions of an Option or the Plan which does not entail an extension beyond the original Expiry Date; or

(xi)	is an amendment to the Plan of a “housekeeping nature”.

(b)

Subject to any required regulatory approval of any regulatory authority or stock exchange, the Board may amend the Exercise Price, the Expiry Date (which in no event shall exceed 10 years from the date of grant) and the termination provisions of Options granted pursuant to the Plan, without shareholder approval, provided that if the Board proposes to reduce the Exercise Price (for this purpose, a cancellation or termination of an Option prior to its Expiry Date for the purpose of re-granting the Option to the same Eligible Person with a lower Exercise Price shall be treated as an amendment to reduce the Exercise Price of the Option) or extend the Expiry Date of Options granted to Insiders pursuant to the Plan, except as permitted by Subsection 4.4(b) hereof, such amendments will require shareholder approval, and the Insiders who will benefit from such amendments will not be entitled to vote.

(c)	The approval of the shareholders of the Company will be required for amendments to the Plan which:

(i)	amend the number of Common Shares issuable under the Plan;

(ii)	add any form of financial assistance by the Company for the exercise of any Option; or

(iii)	change the class of Eligible Persons to the Plan which would have the potential of broadening or increasing participation by insiders of the Company.

(d)

If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board shall remain able to make such amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.

3.6	Compliance with Laws and Stock Exchange Rules

The Plan, the grant and exercise of Options under the Plan and the Company’s obligation to issue Common Shares on exercise of Options will be subject to all applicable federal, provincial and foreign laws, rules and regulations and the rules of any stock exchange on which the Common Shares are listed for trading. No Option will be granted and no Common Shares will be issued under the Plan where such grant or issue would require registration of the Plan or of such Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue of Common Shares in violation of this provision will be void. Common Shares issued to Optionholders pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

SECTION 4 – GRANT OF OPTIONS

4.1	Option Agreement

Upon the grant of an Option, the Company will deliver to the Optionholder an Option Agreement dated the Grant Date, containing the terms of the Option and executed by the Company, and upon delivery to the Company of the Option Agreement executed by the Optionholder such Optionholder will be a participant in the Plan and have the right to purchase the Optioned Shares on the terms set out in the Option Agreement and in the Plan.

4.2	Exercise Price

The Exercise Price of Common Shares subject to an Option will be determined at the time of grant and will be not less than the weighted average trading price per Common Share on the Toronto Stock Exchange for the five days preceding the Grant Date or, if the Common Shares are not listed on any stock exchange, at a price to be determined by the Board.

4.3	Time of Exercise

An Option may be exercised by an Optionholder as follows:

(a)	On and after the first anniversary of the Grant Date, as to 33-1/3% of the Optioned Shares or any part thereof;

(b)	On and after the second anniversary of the Grant Date, as to an additional 33-1/3% of the Optioned Shares or any part thereof;

(c)	On and after the third anniversary of the Grant Date, as to an additional 33-1/3% of the Optioned Shares or any part thereof; and

subject to the right of the Board to determine at the time of grant that a particular Option will be exercisable in whole or in part on different dates and to determine after the Grant Date that a particular Option will be exercisable in whole or in part on earlier dates for any reason, including the occurrence of a proposal by the Company or any other person or company to implement a transaction that would, if implemented, result in a Change of Control.

4.4	Expiry Date

(a)	The Expiry Date of an Option will be five years after the Grant Date, subject to:

(i)	the right of the Board to determine at the time of grant that a particular Option will have a shorter or longer term (provided that no term shall exceed ten years);

(ii)	the provisions of Section 4.5 relating to early expiry; and

(iii)	the provisions of Subsection 4.4(b).

(b)

In the event the Expiry Date of an Option is on a date during a Black Out Period applicable to the Eligible Person holding such Options, the Expiry Date shall be extended to that date which is five business days following the lifting of the Black Out Period (the “Black Out Expiry Date”). In the event the Expiry Date of an Option is on a date within five business days after the lifting of a Black Out Period applicable to the Eligible Person holding such Option, the Black Out Expiry Date shall be the date which is the fifth business day following the lifting of the Black Out Period.

4.5	Early Expiry

(a)

An Option will expire immediately upon the Optionholder ceasing to be an Eligible Person as a result of being dismissed from his office or employment for cause, including where an Eligible Person resigns his office or employment after being requested to do so by the Company as an alternative to being dismissed or terminated by the Company for cause.

(b)

Taking into consideration that the Option award is a long-term incentive plan to motivate the employee to continue to perform and align with the interests of the Company’s shareholders, an Option will expire before its Expiry Date in the following events and manner:

(i)

if an Optionholder resigns his office or employment (except where such resignation is requested by the Company pursuant to Section 4.5(a) above) or he is dismissed without cause, the portion of the Option that is exercisable at the date of termination, excluding notice period, may be exercised by the Optionholder during the period ending ninety (90) days after the date of termination but no other future Options are exercisable;

(ii)

if an Optionholder retires and is not LTI Plan Retirement Eligible, or his employment is terminated due to permanent disability, the portion of the Option that is exercisable at the date of retirement or termination may be exercised by the Optionholder during the period ending ninety (90) days after the date of retirement or termination;

(iii)	if an Optionholder retires and is LTI Plan Retirement Eligible,

(A)

any unvested Options held by the Optionholder shall continue to vest in accordance with their terms and may be exercised along with all of the Optionholder’s other vested Options by the Optionholder during the period ending ninety (90) days after the date the last of the Optionholder’s Options vest in accordance with their terms; and

(B)

notwithstanding Section 4.5(b)(iii)(A), any Options granted to the Optionholder in the year of his retirement (“New Options”) shall vest in accordance with their terms only as to that number of New Options equal to A x B/12 where:

A =	the number of New Options granted in the calendar year of the Optionholder’s retirement;

B =	the number of completed months in the calendar year that the New Options were granted that the Optionholder was an employee of the Company;

provided that if the Optionholder has been an employee of the Company for less than six (6) months of the calendar year in which the New Options were granted then none of the New Options shall vest and the New Options shall expire and terminate on the date of retirement; and

(iv)

if an Optionholder dies, any unvested Options shall vest as at the date of death of the Optionholder and may be exercised by the legal personal representatives of the Optionholder during the period ending twelve (12) months after the death of the Optionholder;

subject in all cases to the earlier expiration of an Option on its applicable Expiry Date.

4.6	Non-Assignable

Except as provided in Section 4.5(b)(iv), an Option may be exercised only by the Optionholder and will not be assignable.

4.7	No Rights as Shareholder or to Remain an Eligible Person

(a)

An Optionholder will only have rights as a shareholder of the Company with respect to those of the Optioned Shares that the Optionholder has acquired through exercise of the Option in accordance with its terms.

(b)	Nothing in this Plan or in any Option Agreement will confer on any Optionholder any right to remain as an officer or employee of the Company or any Subsidiary.

4.8	Adjustments to Common Shares

The number of Common Shares delivered to an Optionholder upon exercise of an Option will be adjusted in the following events and manner, subject to the right of the Board to make such other or additional adjustments as are appropriate in the circumstances:

(a)

upon (i) a subdivision of the Common Shares into a greater number of Common Shares, (ii) a consolidation of the Common Shares into a lesser number of Common Shares or (iii) the issue of a stock dividend (out of the ordinary course) to holders of the Common Shares, the Company will deliver upon exercise of an Option, in addition to or in lieu of the number of Optioned Shares in respect of which the right to purchase is being exercised and without the Optionholder making any additional payment, such greater or lesser number of Common Shares as result from the subdivision, consolidation or stock dividend;

(b)

upon distribution by the Company to holders of the Common Shares of (i) shares of any class (whether of the Company or another company) other than Common Shares, (ii) rights, options or warrants, (iii) evidences of indebtedness or (iv) cash (other than dividends in the ordinary course), securities or other property or assets, the Company will deliver upon exercise of an Option, in addition to the number of Optioned Shares in respect of which the right to purchase is being exercised and without the Optionholder making any additional payment, such other securities, evidence or indebtedness or assets as result from such distribution;

(c)

upon a capital reorganization, reclassification or change of the Common Shares, amalgamation, arrangement or other form of business combination of the Company with another company or a sale, lease or exchange of all or substantially all of the property of the Company, the Company will deliver upon exercise of an Option, in lieu of the Optioned Shares in respect of which the right to purchase is being exercised, the kind and amount of shares or other securities or property as result from such event;

(d)	an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative;

(e)

the Company will not be required to issue fractional Common Shares or other securities under the Plan and any fractional interest in a Common Share or other security that would otherwise be delivered upon the exercise of an Option will be cancelled; and

(f)	the Board’s determination of any adjustments required pursuant to this Section 4.8 shall be final and binding on all Optionholders.

SECTION 5 – EXERCISE OF OPTIONS

5.1	Manner of Exercise

An Optionholder who wishes to exercise an Option may do so by delivering the following to the Company on or before the Expiry Date of the Option:

(a)	a completed Notice of Exercise, in the form prescribed by the Compensation Committee, from time to time; and

(b)

a cheque (which need not be a certified cheque) or, at the request of the Company, a bank draft payable to the Company for the aggregate Exercise Price for the Optioned Shares being acquired plus an amount for applicable income tax required to be withheld and remitted by the Company to the applicable taxation authority as a result of the grant of such Option to the Optionholder.

If the Optionholder is deceased, the Option may be exercised by the legal personal representatives of the Optionholder who, in addition to delivering to the Company the Notice of Exercise and cheque of bank draft described above, must also deliver to the Company evidence of their status.

5.2	Surrender of Stock Options in Lieu of Exercise

Where the Common Shares are listed and posted for trading on a recognized stock exchange, an Optionholder may complete a Notice of Exercise in the form prescribed by the Compensation Committee, from time to time, and surrender the options unexercised to the Company in consideration of the receipt by the Optionholder of an amount (the “Settlement Amount”) equal to the excess, if any, of the aggregate fair market value of the Common Shares able to be purchased pursuant to the vested and exercisable portion of such Options on the date of surrender (the “Surrender Date”), over the aggregate Exercise Price for those Common Shares pursuant to those Options. The fair market value on any date of the Common Shares is determined for the purposes hereof to be the closing price of the Common Shares on such stock exchange on the date on which board lots of the Common Shares have traded preceding the Surrender Date (or if there were no board lot trades on that day, then on the most recent day on which a board lot has traded on such exchange). The Settlement Amount is payable in cash and the Company will withhold from the Settlement Amount such amounts as may be required to be withheld according to law.

5.3	Delivery of Share Certificate

Not later than three Company business days after receipt of the Notice of Exercise and payment in full for the Optioned Shares being exercised, the Company will direct its transfer agent to issue a certificate in the name of the Optionholder (or, if deceased, his estate) for the number of Optioned Shares purchased by the Optionholder (or his estate), which will be issued as fully paid and non-assessable Common Shares.

SECTION 6 – MISCELLANEOUS

6.1	Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.2	Entire Agreement

This Plan and Option Agreement sets out the entire agreement between the Company and the Optionholder relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

Schedule A

HUSKY ENERGY INC.

INCENTIVE STOCK OPTION PLAN

OPTION AGREEMENT

This Option Agreement is entered into between Husky Energy Inc. (the “Company”) and the Optionholder named below pursuant to the Husky Energy Inc. Incentive Stock Option Plan, as amended from time to time (the “Plan”), and confirms that:

1.	On ● (the “Grant Date”),

2.	«First_Name» «Last_Name» (the “Optionholder”),

3.

was granted non-assignable options to purchase «Time_Options_HS39» common shares of the Company exercisable as to 33 1⁄3% on the first anniversary of the Grant Date, then 33 1⁄3% on each of the second and third anniversary dates of the Grant Date,

4.	at a price (the “Exercisable Price”) of Cdn $● per Common Share, and

5.	for a term expiring at 12:00 p.m. (Noon) Calgary time on ● (the “Expiry Date”),

all on the terms and subject to the conditions set out in the Plan. All capitalized terms used in the Option Agreement not otherwise defined shall have the meaning ascribed thereto in the Plan.

By accepting this agreement, the Optionholder acknowledges that he or she has read and understands the Plan.

HUSKY ENERGY INC.

By:

By:

Name of Optionholder

Signature of Optionholder